Exhibit A-4

CAPITAL STRUCTURE OF PACIFICORP GROUP COMPANIES AT March 31, 2004

PACIFICORP

CONSOLIDATED

	($) In millions	(%) of total capitalization

Short-term Debt (1)	$364.9	5.0%

Long-term Debt	3,520.2	48.3%

Preferred Stock	60.0	.8%
Subject to mandatory
Redemption

Preferred securities of Trusts	—	0.0%

Preferred Stock	41.3	0.6%

Minority Interest	23.4	0.3%

Common Stock Equity	3,278.7	45.0%

Total	$7,288.5	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1) Includes long-term debt currently maturing.